UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the Fourth Quarter of 2022

GUADALAJARA, Mexico, Feb. 21, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the fourth quarter ended December 31, 2022 (4Q22) (tables are presented at the end of this report comparing passenger traffic and consolidated results for 2022 to 2019, to illustrate the recovery and trend of these metrics). Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 4Q22 vs. 4Q21 (and 4Q19 for purposes of illustrating the recovery trend):

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 1,442.2 million, or 31.0% (Ps. 2,357.8 million, or 63.1%, as compared to 4Q19). Total revenues increased by Ps. 2,817.3 million, or 54.3% (Ps. 3,431.6 million, or 75.0%, as compared to 4Q19).

  Cost of services increased by Ps. 264.1 million, or 29.9% (as compared to 4Q19, the cost of services increased Ps. 372.5 million, or 48.2%).

  Income from operations increased by Ps. 918.8 million, or 33.6% (Ps. 1,720.3 million, or 89.0%, as compared to 4Q19).

  EBITDA increased by Ps. 997.4 million, or 30.6% (Ps. 1,829.3 million, or 75.5%, as compared to 4Q19), an increase from Ps. 3,255.0 million in 4Q21 to Ps. 4,252.4 million in 4Q22. EBITDA margin (excluding the effects of IFRIC 12) went from 70.1% in 4Q21 to 69.8% in 4Q22 (EBITDA margin (excluding the effects of IFRIC 12) was 65.0% in 4Q19).

  Comprehensive income decreased Ps. 297.6 million, or 15.2% (as compared to 4Q19, it increased Ps. 625.3 million, or 60.4%), from an income of Ps. 1,957.7 million in 4Q21 to an income of Ps. 1,660.1 million in 4Q22.

Company’s Financial Position:

During 4Q22, results were significantly better as compared to 4Q21, with an increase of 54.3% in total revenues. The Company generated positive EBITDA of Ps. 4,252.4 million, an increase of 30.6% as compared to 4Q21.

In 4Q22, the generation of positive net cash flow from operating activities continued for Ps. 2,910.5 million. The Company reported a financial position of cash and cash equivalents as of December 31, 2022, of Ps. 12,371.5 million. In 4Q22, the Company drew down two credit facilities for Ps. 3,000.0 million for capital investments.

Passenger Traffic

During 4Q22, total passengers at the Company’s 14 airports increased by 2,657.4 thousand passengers, an increase of 20.8%, compared to 4Q21 (as compared to 4Q19, total passengers increased by 2,669.4 thousand passengers, or 20.9%).

During 4Q22, the following new routes were opened:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
Viva Aerobus	Puerto Vallarta	Toluca	November 14, 2022	7 weekly
Volaris	Guanajuato	Merida	November 18, 2022	2 weekly
Aeromexico	Guanajuato	Monterrey	December 15, 2022	7 weekly
Viva Aerobus	Guanajuato	Merida	December 18, 2022	2 weekly

Note: Frequencies can vary without prior notice.

International:

Airline	Departure	Arrival	Opening date	Frequencies
Viva Aerobus	Guadalajara	Bogota	October 11, 2022	2 weekly
Flair	Puerto Vallarta	Vancouver	October 25, 2022	2 weekly
Flair	Puerto Vallarta	Edmonton	November 2, 2022	2 weekly
WestJet	Puerto Vallarta	Comox	November 5, 2022	1 weekly
Frontier	Guadalajara	Orlando	November 6, 2022	2 weekly
Air Canada	Los Cabos	Calgary	November 6, 2022	1 weekly
Frontier	Kingston	Atlanta	November 7, 2022	2 weekly
Arajet	Kingston	Santo Domingo	November 14, 2022	2 weekly
Sunwing	Puerto Vallarta	Saskatoon	December 11, 2022	2 weekly
Sunwing	Los Cabos	Winnipeg	December 12, 2022	1 weekly
Spirit	Montego Bay	Windsor Locks	December 15, 2022	4 weekly
Sunwing	Los Cabos	Ottawa	December 17, 2022	1 weekly
Air Transat	Puerto Vallarta	Quebec	December 20, 2022	2 weekly

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	4Q21	4Q22	Change	2021	2022	Change
Guadalajara	2,542.0	3,185.9	25.3%	8,540.2	11,155.3	30.6%
Tijuana *	1,870.1	2,129.8	13.9%	6,891.3	8,102.9	17.6%
Los Cabos	575.0	708.0	23.1%	2,020.4	2,577.8	27.6%
Puerto Vallarta	554.3	710.5	28.2%	1,848.5	2,654.5	43.6%
Montego Bay	0.0	0.0	0.0%	0.0	0.0	0.0%
Guanajuato	404.4	528.0	30.6%	1,487.1	1,828.7	23.0%
Hermosillo	449.5	523.7	16.5%	1,457.9	1,867.2	28.1%
Kingston	0.2	0.4	72.7%	1.2	1.4	15.3%
Mexicali	324.3	373.8	15.3%	1,088.4	1,292.5	18.8%
Morelia	146.9	198.9	35.4%	541.0	673.2	24.4%
La Paz	266.7	267.2	0.2%	901.6	1,053.9	16.9%
Aguascalientes	178.1	170.0	(4.5%)	582.8	694.8	19.2%
Los Mochis	106.3	109.2	2.7%	358.3	416.6	16.3%
Manzanillo	25.7	23.9	(7.1%)	86.8	97.9	12.8%
Total	7,443.5	8,929.2	20.0%	25,805.4	32,416.7	25.6%

*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	4Q21	4Q22	Change	2021	2022	Change
Guadalajara	1,059.5	1,218.5	15.0%	3,702.7	4,451.3	20.2%
Tijuana *	885.5	1,158.4	30.8%	2,786.6	4,221.7	51.5%
Los Cabos	1,067.1	1,131.0	6.0%	3,529.2	4,441.5	25.8%
Puerto Vallarta	813.6	966.6	18.8%	2,271.5	3,554.2	56.5%
Montego Bay	821.3	1,130.3	37.6%	2,581.8	4,356.1	68.7%
Guanajuato	184.6	206.9	12.1%	631.9	774.5	22.6%
Hermosillo	25.5	19.6	(23.2%)	102.1	78.1	(23.5%)
Kingston	264.5	432.3	63.4%	829.3	1,560.7	88.2%
Mexicali	2.0	1.7	(14.7%)	5.6	6.3	12.9%
Morelia	113.2	135.3	19.6%	406.1	499.6	23.0%
La Paz	4.6	6.6	44.9%	18.3	25.8	41.1%
Aguascalientes	58.6	64.3	9.8%	210.6	234.5	11.4%
Los Mochis	2.3	1.6	(32.9%)	9.4	7.4	(21.7%)
Manzanillo	16.8	15.6	(7.2%)	46.5	67.9	45.9%
Total	5,317.0	6,488.7	22.0%	17,131.5	24,279.6	41.7%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	4Q21	4Q22	Change	2021	2022	Change
Guadalajara	3,601.5	4,404.4	22.3%	12,243.0	15,606.6	27.5%
Tijuana *	2,755.6	3,288.2	19.3%	9,677.9	12,324.6	27.3%
Los Cabos	1,642.1	1,839.0	12.0%	5,549.6	7,019.3	26.5%
Puerto Vallarta	1,367.9	1,677.0	22.6%	4,120.0	6,208.7	50.7%
Montego Bay	821.3	1,130.3	37.6%	2,581.8	4,356.1	68.7%
Guanajuato	588.9	734.8	24.8%	2,119.0	2,603.2	22.9%
Hermosillo	475.0	543.3	14.4%	1,559.9	1,945.4	24.7%
Kingston	262.5	432.7	64.8%	830.5	1,562.1	88.1%
Mexicali	326.3	375.5	15.1%	1,094.0	1,298.8	18.7%
Morelia	260.1	334.2	28.5%	947.1	1,172.7	23.8%
La Paz	271.3	273.8	0.9%	919.8	1,079.7	17.4%
Aguascalientes	236.7	234.3	(1.0%)	793.4	929.3	17.1%
Los Mochis	108.6	110.7	2.0%	367.7	424.0	15.3%
Manzanillo	42.6	39.5	(7.2%)	133.3	165.8	24.4%
Total	12,760.5	15,417.9	20.8%	42,936.9	56,696.3	32.0%

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	4Q21	4Q22	Change	2021	2022	Change
Tijuana	876.1	1,148.0	31.0%	2,754.3	4,186.5	52.0%

Consolidated Results for the Fourth Quarter of 2022 (in thousands of pesos):

	4Q21	4Q22	Change
Revenues
Aeronautical services	3,571,344	4,710,033	31.9%
Non-aeronautical services	1,077,886	1,381,408	28.2%
Improvements to concession assets (IFRIC-12)	539,140	1,914,213	255.0%
Total revenues	5,188,370	8,005,654	54.3%

Operating costs
Costs of services:	881,966	1,146,085	29.9%
Employee costs	306,052	376,708	23.1%
Maintenance	206,595	296,564	43.5%
Safety, security & insurance	137,293	168,203	22.5%
Utilities	107,333	121,656	13.3%
Other operating expenses	124,693	182,954	46.7%

Technical assistance fees	155,717	202,678	30.2%
Concession taxes	359,403	496,667	38.2%
Depreciation and amortization	519,409	597,987	15.1%
Cost of improvements to concession assets (IFRIC-12)	539,140	1,914,213	255.0%
Other (income)	(2,858)	(6,344)	122.0%
Total operating costs	2,452,777	4,351,286	77.4%
Income from operations	2,735,593	3,654,368	33.6%
Financial Result	(328,381)	(750,104)	128.4%
Income before income taxes	2,407,212	2,904,263	20.6%
Income taxes	(604,778)	(1,073,585)	77.5%
Net income	1,802,434	1,830,679	1.6%
Currency translation effect	55,056	(141,530)	(357.1%)
Cash flow hedges, net of income tax	96,525	(37,573)	(138.9%)
Remeasurements of employee benefit – net income tax	3,649	8,491	132.7%
Comprehensive income	1,957,664	1,660,067	(15.2%)
Non-controlling interest	(35,128)	(13,212)	(62.4%)
Comprehensive income attributable to controlling interest	1,922,536	1,646,855	(14.3%)

	4Q21	4Q22	Change
EBITDA	3,255,002	4,252,355	30.6%
Comprehensive income	1,957,664	1,660,067	(15.2%)
Comprehensive income per share (pesos)	3.8213	3.2855	(14.0%)
Comprehensive income per ADS (US dollars)	1.9600	1.6852	(14.0%)

Operating income margin	52.7%	45.6%	(13.4%)
Operating income margin (excluding IFRIC-12)	58.8%	60.0%	2.0%
EBITDA margin	62.7%	53.1%	(15.3%)
EBITDA margin (excluding IFRIC-12)	70.1%	69.8%	(0.4%)
Costs of services and improvements / total revenues	27.4%	38.2%	39.6%
Cost of services / total revenues (excluding IFRIC-12)	19.0%	18.8%	(0.8%)

- Net income and comprehensive income per share for 4Q22 were calculated based on 505,277,464 shares outstanding as of December 31, 2022 and for 4Q21 were calculated based on 512,301,577 shares outstanding as of December 31, 2021. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.4960 per U.S. dollar (the noon buying rate on December 30, 2022, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of our Jamaican airports, the average three-month exchange rate of Ps. 19.6969 per U.S. dollar for the three months ended December 31, 2022 was used.

Revenues (4Q22 vs. 4Q21)

  Aeronautical services revenues increased by Ps. 1,138.7 million, or 31.9%.
  Non-aeronautical services revenues increased by Ps. 303.5 million, or 28.2%.
  Revenues from improvements to concession assets increased by Ps. 1,375.1 million, or 255.0%.
  Total revenues increased by Ps. 2,817.3 million, or 54.3%.
  The change in aeronautical services revenues was primarily due to the following factors:

    Revenues at our Mexican airports increased by Ps. 953.0 million or 30.6% compared to 4Q21, mainly due to the 18.7% increase in passenger traffic and the adjustment in maximum rates because of inflation.

    Revenues from the Montego Bay airport increased by Ps. 99.9 million, or 31.9%, compared to 4Q21. This was mainly due to the 37.6% increase in passenger traffic. During 4Q22, there was a 5.1% appreciation of the peso versus the U.S. dollar, which went from an average exchange rate of Ps. 20.7468 in 4Q21 to Ps. 19.6969 in 4Q22, which represented a decrease in revenues in pesos.

    Revenues from the Kingston airport increased by Ps. 85.8 million, or 59.3% compared to 4Q21, mainly due to an 64.8% increase in passenger traffic.

  The change in non-aeronautical services revenues was primarily driven by the following factors:

    Revenues at our Mexican airports increased by Ps. 249.8 million, or 27.8%, compared to 4Q21. Revenues from businesses operated by third parties increased by Ps. 134.6 million, or 22.4%, mainly due to the recovery of passenger traffic. The business lines that grew the most were food and beverage, retail, car rentals, duty-free stores, time shares and communication and financial services, all of which increased by Ps. 120.0 million, or 24.5%. Revenues from businesses operated directly by us increased by Ps. 112.2 million, or 43.4%, while the recovery of costs increased by Ps. 2.9 million, or 7.4%.

    Revenues from the Montego Bay airport increased by Ps. 42.6 million, or 31.2%, compared to 4Q21. Revenues in U.S. dollars increased US$ 2.5 million, or 32.8%.

    Revenues from the Kingston airport increased by Ps. 11.1 million, or 26.0%, compared to 4Q21. Revenues in U.S. dollars increased US$ 0.7 million, or 32.2%.
	4Q21	4Q22	Change
Businesses operated by third parties:
Duty-free	161,459	175,353	8.6%
Food and beverage	149,840	200,865	34.1%
Retail	116,054	162,571	40.1%
Car rentals	113,535	142,812	25.8%
Leasing of space	67,052	80,042	19.4%
Time shares	54,519	59,245	8.7%
Ground transportation	42,902	45,325	5.6%
Communications and financial services	19,482	26,616	36.6%
Other commercial revenues	36,071	29,469	(18.3%)
Total	760,914	922,298	21.2%

Businesses operated directly by us:
Car parking	114,784	154,210	34.3%
VIP lounges	74,314	104,579	40.7%
Advertising	19,548	48,998	150.7%
Convenience stores	56,902	93,866	65.0%
Total	265,547	401,654	51.3%
Recovery of costs	51,425	57,455	11.7%
Total Non-aeronautical Revenues	1,077,886	1,381,408	28.2%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets1
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 1,375.1 million, or 255.0%, compared to 4Q21. The change was composed primarily of:

    Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 1,352.9 million, or 269.6%, due to the increased investments under the Master Development Program for the 2020-2024 period.

    Improvements to concession assets at Montego Bay airport, which increased Ps. 2.3 million, or 6.0%, while at Kingston airport, they increased by Ps. 19.9 million.

Total operating costs increased by Ps. 1,898.5 million, or 77.4%, compared to 4Q21, mainly due to the increase from costs of improvements to concession assets (IFRIC-12) by Ps. 1,375.1 million or 255.0%, as well as an increase of Ps. 264.1 million, or 29.9%, in the cost of services, an increase of Ps. 184.3 million or 35.8%, in concession taxes and technical assistance fees, and a Ps. 78.6 million, or 15.1%, increase in depreciation and amortization (excluding the cost of improvements to concession assets, operating costs increased Ps. 523.4 million, or 27.4%).

This increase in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs increased by Ps. 1,743.8 million, or 89.6%, compared to 4Q21, primarily due to a Ps. 1,352.9 million, or 269.6%, increase in the cost of improvements to the concession assets (IFRIC-12), Ps. 213.7 million, or 30.1%, increase in the cost of services, a combined Ps. 102.3 million, or 29.4%, increase in technical assistance fees and concession taxes, a Ps. 75.8 million, or 19.3%, increase in depreciation and amortization (excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 391.0 million or 27.1%).

The change in the cost of services at our Mexican airports during 4Q22 was mainly due to:

  Maintenance costs increased by Ps. 74.2 million, or 42.2%, compared to 4Q21, mainly due to the inflation and expansion in the terminal and airfield.
  Employee costs increased Ps. 66.4 million, or 26.1%, compared to 4Q21, mainly due to the hiring of additional personnel as required for airport operations due to the recovery of passenger traffic.
  Safety, security, and insurance costs increased Ps. 22.4 million, or 22.1%, compared to 4Q21, mainly due to an increase in the number of security staff and the opening of additional operational areas.
  Utility costs increased Ps. 15.1 million, or 23.7%, compared with 4Q21, primarily because of the increase in the consumption and cost of electricity due to the opening of new operational areas, as well as an increase in the cost of fuels and the cost of water.
  Other operating expenses increased Ps. 35.5 million, or 31.4%, compared to 4Q21, mainly due to a combined increase of Ps. 33.5 million in the cost of goods and services for our VIP lounges and convenience stores, due to the increase in sales of these business lines, the increase in FBO services, professional fees, allowance for credit losses and travel expenses.

Montego Bay Airport:

  Operating costs increased by Ps. 48.2 million, or 14.5%, compared to 4Q21, mainly due to a Ps. 22.1 million, or 47.2%, increase in concession taxes, and Ps. 23.4 million, or 20.7%, increase in the cost of services, and a Ps. 2.2 million, or 6.0%, increase in the cost of improvements to concession assets (IFRIC-12).

Kingston Airport:

  Operating costs increased by Ps. 106.5 million, or 60.4%, compared to 4Q21, mainly due to a Ps. 59.8 million, or 52.4%, increase in concession taxes, and a Ps. 27.0 million, or 45.2%, increase in the cost of services, and a Ps. 19.9 million, or 100.0%, increase in the cost of improvements to concession assets (IFRIC-12).

Operating income margin went from 52.7% in 4Q21 to 45.6% in 4Q22. Excluding the effects of IFRIC-12, operating income margin went from 58.8% in 4Q21 to 60.0% in 4Q22. Income from operations increased Ps. 918.8 million, or 33.6%, compared to 4Q21.

EBITDA margin went from 62.7% in 4Q21 to 53.1% in 4Q22. Excluding the effects of IFRIC-12, EBITDA margin went from 70.1% in 4Q21 to 69.8% in 4Q22. The nominal value of EBITDA increased Ps. 997.4 million, or 30.6%, compared to 4Q21.

Financial result increased by Ps. 421.7 million, or 128.4%, from a net expense of Ps. 328.4 million in 4Q21 to a net expense of Ps. 750.1 million in 4Q22. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from an income of Ps. 33.2 million in 4Q21 to loss of Ps. 260.6 million in 4Q22. This generated a foreign exchange loss of Ps. 293.8 million. This was mainly due to the appreciation of the peso. Currency translation effect income decreased Ps. 196.6 million, compared to 4Q21.

  Interest expenses increased by Ps. 266.1 million, or 54.7%, compared to 4Q21, mainly due to higher debt as a result of the issuance of long-term debt securities and the draw dawn of credit lines, as well as the increase in interest rates.

  Interest income increased by Ps. 138.2 million, or 111.0%, compared to 4Q21, mainly due to an increase in the reference interest rates.

In 4Q22, comprehensive income increased Ps. 297.6 million, or 15.2%, compared to 4Q21. This increase was mainly due to a Ps. 497.1 million increase in income before taxes derived from the increase in passenger traffic. This increase was partially offset by an increase in income taxes of Ps. 468.8 million, a Ps. 196.6 million decrease in currency translation effect income and a Ps. 134.1 million decrease in cash flow hedges, among others.

During 4Q22, net income increased by Ps. 28.2 million, or 1.6%, compared to 4Q21. Income taxes increased by Ps. 440.6 million and benefit for deferred taxes decreased by Ps. 28.2 million, mainly due to a decrease in the inflation rate, from 2.4% in 4Q21 to 1.5% in 4Q22.

Consolidated Results for the Twelve Months of 2022 (in thousands of pesos):

	2021	2022	Change
Revenues
Aeronautical services	11,983,954	17,336,734	44.7%
Non-aeronautical services	3,662,441	5,197,238	41.9%
Improvements to concession assets (IFRIC-12)	3,368,511	4,846,404	43.9%
Total revenues	19,014,906	27,380,376	44.0%

Operating costs
Costs of services:	2,989,631	3,781,054	26.5%
Employee costs	1,115,750	1,373,264	23.1%
Maintenance	546,548	730,568	33.7%
Safety, security & insurance	510,440	577,122	13.1%
Utilities	391,836	474,032	21.0%
Other operating expenses	425,057	626,068	47.3%

Technical assistance fees	526,220	756,648	43.8%
Concession taxes	1,231,044	1,895,182	53.9%
Depreciation and amortization	2,050,539	2,313,321	12.8%
Cost of improvements to concession assets (IFRIC-12)	3,368,511	4,846,404	43.9%
Other (income)	(8,231)	(26,427)	221.1%
Total operating costs	10,157,714	13,566,182	33.6%
Income from operations	8,857,192	13,814,194	56.0%
Financial Result	(1,027,930)	(1,538,509)	49.7%
Income before income taxes	7,829,263	12,275,686	56.8%
Income taxes	(1,785,546)	(3,090,212)	73.1%
Net income	6,043,717	9,185,474	52.0%
Currency translation effect	30,810	(488,316)	(1684.9%)
Cash flow hedges, net of income tax	500,765	100,966	(79.8%)
Remeasurements of employee benefit – net income tax	15,263	8,802	42.3%
Comprehensive income	6,590,555	8,806,926	33.6%
Non-controlling interest	(80,248)	(142,710)	77.8%
Comprehensive income attributable to controlling interest	6,510,307	8,664,216	33.1%

	2021	2022	Change
EBITDA	10,907,731	16,127,515	47.9%
Comprehensive income	6,590,555	8,806,926	33.6%
Comprehensive income per share (pesos)	12.8646	17.4300	35.5%
Comprehensive income per ADS (US dollars)	6.5986	8.9403	35.5%

Operating income margin	46.6%	50.5%	8.3%
Operating income margin (excluding IFRIC-12)	56.6%	61.3%	8.3%
EBITDA margin	57.4%	58.9%	2.7%
EBITDA margin (excluding IFRIC-12)	69.7%	71.6%	2.7%
Costs of services and improvements / total revenues	33.4%	31.5%	(5.8%)
Cost of services / total revenues (excluding IFRIC-12)	19.1%	16.8%	(12.2%)

- Net income and comprehensive income per share for period ended December 31, 2022 were calculated based on 505,277,464 shares outstanding as of that date and for the period ended December 31, 2021 were calculated based on 512,301,577 shares outstanding as of that date. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.4960 per U.S. dollar (the noon buying rate on December 30, 2022, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of our Jamaican airports, the average exchange rate of Ps. 20.1254 per U.S. dollar for the twelve months ended December 31, 2022 was used.

Revenues (January to December 2022 vs January to December 2021)

  Aeronautical services revenues increased by Ps. 5,352.8 million, or 44.7%.
  Non-aeronautical services revenues increased by Ps. 1,534.8 million, or 41.9%.
  Revenues from improvements to concession assets increased by Ps. 1,477.9 million, or 43.9%.
  Total revenues increased by Ps. 8,365.5 million, or 44.0%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 4,240.7 million or 40.5% compared to 2021, mainly due to the 28.5% increase in passenger traffic and the adjustment in maximum rates as a result of inflation.

    Revenues from the Montego Bay airport increased by Ps. 685.6 million, or 68.3%, compared to 2021. This was mainly due to the 68.7% increase in passenger traffic.

    Revenues from the Kingston airport increased by Ps. 426.5 million, or 85.3% compared to 2021, mainly due to an 88.1% increase in passenger traffic.

  The change in non-aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 1,231.6 million, or 40.3%, compared to 2021. Revenues from businesses operated by third parties increased by Ps. 737.1 million, or 35.3%. This was mainly due to the recovery of passenger traffic. The business lines that increased the most were food and beverage, retail, car rentals, duty-free stores, time shares and other revenues, which jointly increased by Ps. 689.9 million, or 36.5%. Revenues from businesses operated directly by us increased by Ps. 473.8 million, or 57.4%, while the recovery of costs increased by Ps. 20.6 million, or 14.0%.

    Revenues from the Montego Bay airport increased by Ps. 239.1 million, or 52.6%, compared to 2021. Revenues in U.S. dollars increased US$ 12.1 million, or 53.8%.

    Revenues from the Kingston airport increased by Ps. 64.2 million, or 42.8%, compared to 2021. Revenues in U.S. dollars increased US$ 3.2 million, or 44.0%.

	2021	2022	Change
Businesses operated by third parties:
Duty-free	537,065	711,291	32.4%
Food and beverage	517,254	778,517	50.5%
Retail	401,617	614,011	52.9%
Car rentals	401,589	541,715	34.9%
Leasing of space	242,892	305,841	25.9%
Time shares	189,196	238,213	25.9%
Ground transportation	140,707	171,790	22.1%
Communications and financial services	80,683	104,767	29.9%
Other commercial revenues	118,748	155,262	30.7%
Total	2,629,750	3,621,406	37.7%

Businesses operated directly by us:
Car parking	388,106	548,862	41.4%
VIP lounges	219,498	374,038	70.4%
Advertising	53,217	106,583	100.3%
Convenience stores	185,338	322,929	74.2%
Total	846,158	1,352,412	59.8%
Recovery of costs	186,532	223,420	19.8%
Total Non-aeronautical Revenues	3,662,441	5,197,238	41.9%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 1,477.9 million, or 43.9%, compared to 2021. The change was composed primarily of:

    Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 1,441.4 million, or 44.0%, as a result of the increase in committed investments under the Master Development Program for the 2020-2024 period.

    Improvements to concession assets at the Montego Bay airport increased Ps. 16.5 million, or 17.7%, while at the Kingston airport increased by Ps. 19.9 million.

Total operating costs increased by Ps. 3,408.5 million, or 33.6%, compared to 2021, mainly due to an increase of Ps. 1,477.9 million, or 43.9%, in the cost of improvements to the concession assets (IFRIC-12), a combined increase of Ps. 894.5 million, or 50.9%, in concession taxes and technical assistance fees, a Ps. 791.4 million, or 26.5%, increase in the cost of services, and a Ps. 262.8 million, or 12.8%, increase in depreciation and amortization, (excluding the cost of improvements to concession assets, operating costs increased Ps. 1,930.6 million, or 28.4%).

This increase in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs increased by Ps. 2,808.3 million, or 33.6%, compared to 2021, primarily due to an increase of Ps. 1,441.4 million, or 44.0%, increase in the cost of improvements to the concession assets (IFRIC-12), an increase in the cost of services of Ps. 642.8 million, or 27.4%, a combined Ps. 474.6 million, or 39.9%, increase in technical assistance fees and concession taxes, and a Ps. 253.8 million, or 16.3%, increase in depreciation and amortization, (excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 1,366. 8 million or 26.9%).

The change in the cost of services at our Mexican airports was mainly due to:

  Employee costs increased Ps. 240.9 million, or 26.2%, compared to 2021, mainly due to the hiring of additional personnel as required for airport operations due to the recovery of passenger traffic and changes in the Labor Law.
  Maintenance costs increased by Ps. 140.2 million, or 30.8%, compared to 2021, mainly due to the terminals and airfields expansions.
  Safety, security, and insurance costs increased Ps. 55.7 million, or 15.1%, compared to 2021, mainly due to an increase in the number of security staff.
  Utility costs increased Ps. 38.2 million, or 15.4%, compared with 2021, primarily because of the increase in the consumption of electricity due to the opening of new operational areas, as well as the increase in the cost of fuels and water.
  Other operating expenses increased Ps. 167.7 million or 46.9%, compared to 2021, mainly due to a combined increase of Ps. 136.8 million in the cost of goods and services for our VIP lounges and convenience stores, FBO services, professional fees, the allowance for credit losses and travel expenses.

Montego Bay Airport:

  Operating costs increased by Ps. 215.3 million, or 18.7%, compared to 2021, mainly due to a Ps. 117.9 million, or 68.1%, increase in concession taxes and a Ps. 85.1 million, or 21.6%, increase in the cost of services.

Kingston Airport:

  Operating costs increased by Ps. 384.9 million, or 59.0%, compared to 2021, mainly due to a Ps. 302.0 million, or 76.4%, increase in concession taxes, a Ps. 63.5 million, or 25.8%, increase in the cost of services, and an increase in the cost of improvements to the concession assets (IFRIC-12) of Ps. 19.9 million.

Operating income margin went from 46.6% in 2021 to 50.5% in 2022. Excluding the effects of IFRIC-12, operating income margin went from 56.6% in 2021 to 61.3% in 2022. Income from operations increased Ps. 4,957.0 million, or 56.0%, compared to 2021.

EBITDA margin went from 57.4% in 2021 to 58.9% in 2022. Excluding the effects of IFRIC-12, EBITDA margin went from 69.7% in 2021 to 71.6% in 2022. The nominal value of EBITDA increased Ps. 5,219.8 million, or 47.9%, compared to 2021.

Financial result increased by Ps. 510.6 million, or 49.7%, from a net expense of Ps. 1,027.9 million in 2021 to a net expense of Ps. 1,538.5 million in 2022. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from income of Ps. 238.3 million in 2021 to income of Ps. 81.4 million in 2022. This generated a decrease in the foreign exchange gain of Ps. 156.9 million. Currency translation effect expense increased Ps. 519.1 million, compared to 2021.

  Interest expenses increased by Ps. 768.5 million, or 45.6%, compared to 2021, mainly due to higher debt as a result of the issuance of long-term debt securities and the draw dawn of credit lines by Ps. 6,484.4 million, as well as the increase in interest rates. As of December 31, 2022 the debt is 63.8% fixed rate and 36.2% variable rate.

  Interest income increased by Ps. 415.3 million, or 98.8%, compared to 2021, mainly due to an increase in the reference interest rates.

In 2022, comprehensive income increased Ps. 2,216.4 million, or 33.6%, compared to 2021. This increase was mainly due to a Ps. 4,446.4 million increase in income before taxes derived from the increase in passenger traffic, an increase in the tariffs due to inflation, and the change in our commercial strategy. This increase was partially offset by an increase in income taxes of Ps. 1,304.7 million.

During 2022, net income increased by Ps. 3,141.8 million, or 52.0%, compared to 2021. Income taxes increased by Ps. 1,534.1 million and were partially offset by a Ps. 229.4 million increase in the benefit for deferred taxes, mainly due to an increase in the inflation rate, from 7.4% in 2021 to 7.8% in 2022.

Statement of Financial Position

Total assets as of December 31, 2022 increased by Ps. 5,182.3 million as compared to December 31, 2021, primarily due to the following items: (i) a Ps. 3,402.6 million increase in net improvements to concession assets; and (ii) a Ps. 2,475.1 million combined increase in net machinery, equipment and leasehold improvements, and advances to suppliers. This increase was partially offset by a decrease of Ps. 572.3 million in other current assets, among others.

Total liabilities as of December 31, 2022 increased by Ps. 5,782.8 million compared to December 31, 2021. This increase was primarily due to the following items: (i) issuance of Ps. 3,957.0 million in long-term debt securities, and (ii) Ps. 3,000.0 million in bank loans. This increase was partially offset by decreases of: (i) Ps. 461.5 million in income taxes, (ii) Ps. 435.6 million in accounts payable, and (iii) Ps. 117.8 million in deferred taxes, among others.

Recent events

In January 2023, Guadalajara Airport acquired 116.7 hectares of land from Ejido El Zapote for Ps. 1,143.3 million for the future expansion of the airport, which is included in the airport Master Development Program. In December 2022, the in cooperation with the Guadalajara airport signed a substitute compliance agreement with the Ejido. As part of this agreement, the airport agreed to pay the amount of Ps. 82.5 million, related to the expropriation procedure of the land where the airport is located. With this payment, the lawsuits related to this claim are definitively terminated.

On February 15, 2023, the airline Aeromar announced the suspension of operations due to financial problems and the difficulty in closing agreements with viable conditions to operate in the long term. In our airport network, Aeromar operated in the airports of Guadalajara, Puerto Vallarta, and Aguascalientes, without having any exclusive route. During 2022, Aeromar operations represented 0.23% of the total passenger traffic at our airports in Mexico. To date, the airline has a balance payable to GAP of Ps. 37.8 million, of which Ps. 35.6 million were reserved as of December 31, 2022, so this suspension will not have any significant impact on the financial results or the Company operation.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	4Q21	4Q22	Change	2021	2022	Change
Guadalajara
Aeronautical services	931,617	1,265,273	35.8%	3,296,419	4,562,120	38.4%
Non-aeronautical services	194,625	232,363	19.4%	783,252	877,101	12.0%
Improvements to concession assets (IFRIC 12)	618,541	974,895	57.6%	1,463,854	2,474,815	69.1%
Total Revenues	1,744,783	2,472,531	41.7%	5,543,525	7,914,036	42.8%
Operating income	726,471	1,097,981	51.1%	2,614,203	3,897,415	49.1%
EBITDA	824,268	1,207,186	46.5%	3,004,596	4,336,833	44.3%

Tijuana
Aeronautical services	598,630	796,921	33.1%	1,944,451	2,690,693	38.4%
Non-aeronautical services	116,129	143,401	23.5%	431,706	532,955	23.5%
Improvements to concession assets (IFRIC 12)	(344,806)	494,906	243.5%	876,292	751,422	(14.2%)
Total Revenues	369,953	1,435,228	287.9%	3,252,449	3,975,070	22.2%
Operating income	457,399	668,295	46.1%	1,496,258	2,227,358	48.9%
EBITDA	520,735	761,983	46.3%	1,751,728	2,569,032	46.7%

Los Cabos
Aeronautical services	599,211	710,108	18.5%	2,003,087	2,711,345	35.4%
Non-aeronautical services	236,312	282,230	19.4%	839,580	1,093,300	30.2%
Improvements to concession assets (IFRIC 12)	186,589	435,097	133.2%	520,812	624,893	20.0%
Total Revenues	1,022,112	1,427,435	39.7%	3,363,479	4,429,538	31.7%
Operating income	594,497	727,865	22.4%	1,961,757	2,739,855	39.7%
EBITDA	662,131	805,201	21.6%	2,223,223	3,041,907	36.8%

Puerto Vallarta
Aeronautical services	442,359	615,741	39.2%	1,336,177	2,278,063	70.5%
Non-aeronautical services	105,730	124,638	17.9%	389,823	524,261	34.5%
Improvements to concession assets (IFRIC 12)	52,217	(73,915)	(241.6%)	285,667	523,993	83.4%
Total Revenues	600,306	666,464	11.0%	2,011,667	3,326,317	65.4%
Operating income	359,080	515,457	43.5%	1,082,157	1,992,569	84.1%
EBITDA	403,118	568,457	41.0%	1,258,719	2,189,362	73.9%

Montego Bay
Aeronautical services	313,013	412,894	31.9%	1,004,076	1,689,682	68.3%
Non-aeronautical services	136,844	179,487	31.2%	454,519	693,603	52.6%
Improvements to concession assets (IFRIC 12)	37,263	39,512	6.0%	93,205	109,715	17.7%
Total Revenues	487,120	631,892	29.7%	1,551,800	2,493,000	60.7%
Operating income	160,702	171,028	6.4%	406,256	1,122,272	176.2%
EBITDA	284,621	320,264	12.5%	892,070	1,613,348	80.9%

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	4Q21	4Q22	Change	2021	2022	Change
Guanajuato
Aeronautical services	157,213	212,278	35.0%	570,402	760,779	33.4%
Non-aeronautical services	31,241	41,539	33.0%	131,977	154,845	17.3%
Improvements to concession assets (IFRIC 12)	(334)	1,927	(677.3%)	8,947	33,868	278.5%
Total Revenues	188,120	255,744	35.9%	711,326	949,492	33.5%
Operating income	110,114	167,207	51.8%	416,623	605,139	45.2%
EBITDA	129,752	187,749	44.7%	492,584	686,013	39.3%

Hermosillo
Aeronautical services	106,590	128,082	20.2%	341,493	457,013	33.8%
Non-aeronautical services	16,523	23,212	40.5%	70,135	79,181	12.9%
Improvements to concession assets (IFRIC 12)	4,124	23,541	470.8%	17,148	74,231	332.9%
Total Revenues	127,237	174,835	37.4%	428,776	610,425	42.4%
Operating income	52,727	77,278	46.6%	155,691	275,292	76.8%
EBITDA	71,085	99,364	39.8%	231,511	361,404	56.1%

Others (1)
Aeronautical services	422,712	568,737	34.5%	1,487,850	2,187,038	47.0%
Non-aeronautical services	86,054	105,843	23.0%	343,913	415,587	20.8%
Improvements to concession assets (IFRIC 12)	(14,454)	(1,694)	(88.3%)	102,586	253,467	147.1%
Total Revenues	494,312	672,886	36.1%	1,934,350	2,856,092	47.7%
Operating income	116,191	161,229	38.8%	305,253	692,047	126.7%
EBITDA	181,644	235,168	29.5%	574,931	976,700	69.9%

Total
Aeronautical services	3,571,344	4,710,034	31.9%	11,983,954	17,336,734	44.7%
Non-aeronautical services	923,457	1,132,712	22.7%	3,444,905	4,370,832	26.9%
Improvements to concession assets (IFRIC 12)	539,140	1,894,268	251.3%	3,368,511	4,846,404	43.9%
Total Revenues	5,033,941	7,737,014	53.7%	18,797,370	26,553,970	41.3%
Operating income	2,577,179	3,586,337	39.2%	8,438,197	13,551,947	60.6%
EBITDA	3,077,354	4,185,372	36.0%	10,429,363	15,774,599	51.3%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):

	2021	2022	Change	%
Assets
Current assets
Cash and cash equivalents	13,332,877	12,371,464	(961,413)	(7.2%)
Trade accounts receivable - Net	1,720,475	2,368,342	647,867	37.7%
Other current assets	1,344,223	771,974	(572,249)	(42.6%)
Total current assets	16,397,575	15,511,780	(885,795)	(5.4%)

Advanced payments to suppliers	923,795	2,564,880	1,641,085	177.6%
Machinery, equipment and improvements to leased buildings - Net	3,094,220	3,928,258	834,038	27.0%
Improvements to concession assets - Net	16,857,852	20,260,493	3,402,641	20.2%
Airport concessions - Net	10,328,521	9,668,698	(659,823)	(6.4%)
Rights to use airport facilities - Net	1,208,406	1,135,009	(73,397)	(6.1%)
Deferred income taxes - Net	6,230,886	6,810,168	579,282	9.3%
Other non-current assets	281,830	626,055	344,225	122.1%
Total assets	55,323,085	60,505,341	5,182,256	9.4%

Liabilities
Current liabilities	9,362,958	6,919,970	(2,442,988)	(26.1%)
Long-term liabilities	25,531,527	33,757,326	8,225,799	32.2%
Total liabilities	34,894,485	40,677,296	5,782,811	16.6%

Stockholders' Equity
Common stock	170,381	8,197,536	8,027,155	4711.3%
Legal reserve	1,592,551	34,076	(1,558,475)	(97.9%)
Net income	5,997,492	9,013,147	3,015,655	50.3%
Retained earnings	7,927,599	174,450	(7,753,149)	(97.8%)
Reserve for share repurchase	5,531,292	2,499,473	(3,031,819)	(54.8%)
Repurchased shares	(3,000,037)	(1,999,987)	1,000,050	(33.3%)
Foreign currency translation reserve	1,034,233	575,534	(458,699)	(44.4%)
Remeasurements of employee benefit – Net	5,211	14,013	8,802	(168.9%)
Cash flow hedges- Net	29,658	130,624	100,966	(340.4%)
Total controlling interest	19,288,380	18,638,866	(649,514)	(3.4%)
Non-controlling interest	1,140,220	1,189,179	48,959	4.3%
Total stockholder's equity	20,428,600	19,828,045	(600,555)	(2.9%)

Total liabilities and stockholders' equity	55,323,085	60,505,341	5,182,256	9.4%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	4Q21	4Q22	Change	2021	2022	Change
Cash flows from operating activities:
Consolidated net income	1,802,434	1,830,679	1.6%	6,043,717	9,185,474	52.0%

Postemployment benefit costs	(10,057)	9,610	(195.6%)	3,312	35,532	972.9%
Allowance expected credit loss	(17,153)	15,633	(191.1%)	15,487	41,444	167.6%
Depreciation and amortization	519,409	597,987	15.1%	2,050,539	2,313,321	12.8%
Loss on sale of machinery, equipment and improvements to leased assets	(2,132)	10,359	585.9%	(3,490)	14,232	(507.8%)
Interest expense	459,578	697,893	51.9%	1,687,895	2,356,116	39.6%
Provisions	15,437	(14,179)	(191.9%)	11,754	3,285	(72.1%)
Income tax expense	604,778	1,073,585	77.5%	1,785,543	3,090,212	73.1%
Unrealized exchange loss	13,675	28,227	106.4%	(5,427)	(261,258)	4713.7%
Net (gain) on derivative financial instruments	(51,656)	(39)	(99.9%)	(51,656)	(6,967)	(86.5%)
	3,334,313	4,249,754	27.5%	11,537,673	16,771,389	45.4%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(280,531)	(526,351)	87.6%	(464,395)	(705,576)	51.9%
Recoverable tax on assets and other assets	(190,987)	305,332	(259.9%)	(299,843)	601,434	(300.6%)
Increase (decrease)
Concession taxes payable	37,673	105,468	180.0%	94,879	(10,719)	(111.3%)
Accounts payable	926,703	(24,986)	(102.7%)	1,244,251	220,010	(82.3%)
Cash generated by operating activities	3,827,171	4,109,217	7.4%	12,112,566	16,876,538	39.3%
Income taxes paid	(302,646)	(772,133)	155.1%	(1,017,120)	(4,356,833)	328.4%
Net cash flows provided by operating activities	3,524,525	3,337,084	(5.3%)	11,095,446	12,519,706	12.8%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(2,146,804)	(2,938,891)	36.9%	(4,946,784)	(8,431,106)	70.4%
Cash flows from sales of machinery and equipment	226	3,295	1358.0%	3,215	5,198	61.7%
Other investment activities	(13,756)	25,102	(282.5%)	(25,739)	(56,475)	119.4%
Net cash used by investment activities	(2,160,334)	(2,910,494)	34.7%	(4,969,308)	(8,482,383)	70.7%

Cash flows from financing activities:
Dividends declared and paid	-	(3,637,998)	100.0%	-	(7,313,743)	(100.0%)
Dividends declared and paid non-controlling interest	-	1,093	100.0%	-	(153,959)	(100.0%)
Capital Reduction	-	-	0.0%	(6,014,701)	-	100.0%
Bond certificates issued	2,500,000	-	(100.0%)	7,000,000	7,757,588	10.8%
Bond certificates paid	-	(2,300,000)	100.0%	(1,500,000)	(3,800,000)	(153.3%)
Bank loans paid	(81,512)	(79,930)	(1.9%)	(5,941,663)	(4,039,007)	(32.0%)
Banks loans	-	3,000,000	100.0%	3,779,413	6,872,783	81.8%
Repurchase of shares	(637,697)	-	(100.0%)	(3,000,037)	(1,999,987)	(33.3%)
Interest paid	(538,138)	(703,379)	30.7%	(1,659,473)	(2,227,888)	34.3%
Interest paid on lease	(1,257)	(1,326)	5.5%	(2,598)	(5,391)	107.5%
Payments of obligations for leasing	(3,427)	(4,173)	21.8%	(12,468)	(16,098)	29.1%
Net cash flows used in financing activities	1,237,969	(3,725,713)	(401.0%)	(7,351,525)	(4,925,702)	(33.0%)

Effects of exchange rate changes on cash held	79,877	(486,981)	(709.7%)	113,715	(73,034)	(164.2%)
Net increase (decrease) in cash and cash equivalents	2,682,037	(3,786,104)	(241.2%)	(1,111,672)	(961,413)	(13.5%)
Cash and cash equivalents at beginning of the period	10,650,840	16,157,567	51.7%	14,444,549	13,332,877	(7.7%)
Cash and cash equivalents at the end of the period	13,332,877	12,371,464	(7.2%)	13,332,877	12,371,464	(7.2%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	4Q21	4Q22	Change	2021	2022	Change
Revenues
Aeronautical services	3,571,344	4,710,033	31.9%	11,983,954	17,336,734	44.7%
Non-aeronautical services	1,077,886	1,381,408	28.2%	3,662,441	5,197,238	41.9%
Improvements to concession assets (IFRIC-12)	539,140	1,914,213	255.0%	3,368,511	4,846,404	43.9%
Total revenues	5,188,370	8,005,654	54.3%	19,014,906	27,380,376	44.0%

Operating costs
Costs of services:	881,966	1,146,085	29.9%	2,989,631	3,781,054	26.5%
Employee costs	306,052	376,708	23.1%	1,115,750	1,373,264	23.1%
Maintenance	206,595	296,564	43.5%	546,548	730,568	33.7%
Safety, security & insurance	137,293	168,203	22.5%	510,440	577,122	13.1%
Utilities	107,333	121,656	13.3%	391,836	474,032	21.0%
Other operating expenses	124,693	182,954	46.7%	425,057	626,068	47.3%

Technical assistance fees	155,717	202,678	30.2%	526,220	756,648	43.8%
Concession taxes	359,403	496,667	38.2%	1,231,044	1,895,182	53.9%
Depreciation and amortization	519,409	597,987	15.1%	2,050,539	2,313,321	12.8%
Cost of improvements to concession assets (IFRIC-12)	539,140	1,914,213	255.0%	3,368,511	4,846,404	43.9%
Other (income)	(2,858)	(6,344)	122.0%	(8,231)	(26,427)	221.1%
Total operating costs	2,452,777	4,351,286	77.4%	10,157,714	13,566,182	33.6%
Income from operations	2,735,593	3,654,368	33.6%	8,857,192	13,814,194	56.0%
Financial Result	(328,381)	(750,104)	128.4%	(1,027,930)	(1,538,509)	49.7%
Income before income taxes	2,407,212	2,904,263	20.6%	7,829,263	12,275,686	56.8%
Income taxes	(604,778)	(1,073,585)	77.5%	(1,785,546)	(3,090,212)	73.1%
Net income	1,802,434	1,830,679	1.6%	6,043,717	9,185,474	52.0%
Currency translation effect	55,056	(141,530)	(357.1%)	30,810	(488,316)	(1684.9%)
Cash flow hedges, net of income tax	96,525	(37,573)	(138.9%)	500,765	100,966	(79.8%)
Remeasurements of employee benefit – net income tax	3,649	8,491	132.7%	15,263	8,802	42.3%
Comprehensive income	1,957,664	1,660,067	(15.2%)	6,590,555	8,806,926	33.6%
Non-controlling interest	(35,128)	(13,212)	(62.4%)	(80,248)	(142,710)	77.8%
Comprehensive income attributable to controlling interest	1,922,536	1,646,855	(14.3%)	6,510,307	8,664,216	33.1%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2021	6,185,082	1,592,551	3,283,374	(1,733,374)	11,908,891	556,287	21,792,811	1,059,972	22,852,783
Capital reduction	(6,014,701)	-	-	-	-	-	(6,014,701)	-	(6,014,701)
Reserve for share purchase	-	-	3,981,292	-	(3,981,292)	-	-	-	-
Repurchased share cancellation	-	-	(1,733,374)	1,733,374	-	-	-	-	-
Repurchased share	-	-	-	(3,000,037)	-	-	(3,000,037)	-	(3,000,037)
Comprehensive income:
Net income	-	-	-	-	5,997,492	-	5,997,492	46,225	6,043,717
Foreign currency translation reserve	-	-	-	-	-	(3,213)	(3,213)	34,023	30,810
Remeasurements of employee benefit – Net	-	-	-	-	-	15,263	15,263	-	15,263
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	500,765	500,765	-	500,765
Balance as of December 31, 2021	170,381	1,592,551	5,531,292	(3,000,037)	13,925,091	1,069,102	19,288,380	1,140,220	20,428,600
Legal reserve cancellation	-	(1,558,475)	-	-	1,558,475	-	-	-	-
Capitalization of retained earnings	8,027,155	-	-	-	(8,027,155)	-	-	-	-
Dividends declared	-	-	-	-	(7,313,743)	-	(7,313,743)	-	(7,313,743)
Cancellation repurchased shares	-	-	(3,000,037)	3,000,037	-	-	-	-	-
Reserve for share purchase	-	-	(31,782)	-	31,782	-	-	-	-
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(93,751)	(93,751)
Repurchased share	-	-	-	(1,999,987)	-	-	(1,999,987)	-	(1,999,987)
Comprehensive income:
Net income	-	-	-	-	9,013,147	-	9,013,147	172,327	9,185,474
Foreign currency translation reserve	-	-	-	-	-	(458,699)	(458,699)	(29,617)	(488,316)
Remeasurements of employee benefit – Net	-	-	-	-	-	8,802	8,802	-	8,802
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	100,966	100,966	-	100,966
Balance as of December 31, 2022	8,197,536	34,076	2,499,473	(1,999,987)	9,187,597	720,171	18,638,866	1,189,179	19,828,045

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	4Q21	4Q22	Change	2021	2022	Change
Total passengers	12,760.5	15,417.9	20.8%	42,937.2	56,696.3	32.0%
Total cargo volume (in WLUs)	723.5	662.3	(8.5%)	2,735.5	2,578.8	(5.7%)
Total WLUs	13,484.0	16,080.2	19.3%	45,672.7	59,275.1	29.8%

Aeronautical & non aeronautical services per passenger (pesos)	364.3	395.1	8.4%	364.4	397.5	9.1%
Aeronautical services per WLU (pesos)	264.9	292.9	10.6%	262.4	292.5	11.5%
Non aeronautical services per passenger (pesos)	84.5	89.6	6.1%	85.3	91.7	7.5%
Cost of services per WLU (pesos)	65.4	71.3	9.0%	65.5	63.8	(2.6%)

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Passenger Traffic and Consolidated Results compared to the same periods of 2019:

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	4Q19	4Q22	Change	2019	2022	Change
Guadalajara	2,730.0	3,185.9	16.7%	10,495.8	11,155.3	6.3%
Tijuana *	1,528.7	2,129.8	39.3%	5,979.7	8,102.9	35.5%
Los Cabos	468.0	708.0	51.3%	1,915.7	2,577.8	34.6%
Puerto Vallarta	468.1	710.5	51.8%	1,839.3	2,654.5	44.3%
Montego Bay	2.4	0.0	(100.0%)	9.2	0.0	(100.0%)
Guanajuato	534.6	528.0	(1.2%)	2,056.9	1,828.7	(11.1%)
Hermosillo	488.1	523.7	7.3%	1,803.8	1,867.2	3.5%
Kingston	3.2	0.4	N/A	3.2	1.4	N/A
Mexicali	320.8	373.8	16.5%	1,191.9	1,292.5	8.4%
Morelia	136.0	198.9	46.2%	478.8	673.2	40.6%
La Paz	255.0	267.2	4.8%	995.4	1,053.9	5.9%
Aguascalientes	169.6	170.0	0.2%	635.2	694.8	9.4%
Los Mochis	101.6	109.2	7.4%	384.4	416.6	8.4%
Manzanillo	24.9	23.9	(3.9%)	95.3	97.9	2.7%
Total	7,231.0	8,929.2	23.5%	27,884.8	32,416.7	16.3%

*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	4Q19	4Q22	Change	2019	2022	Change
Guadalajara	1,116.0	1,218.5	9.2%	4,350.5	4,451.3	2.3%
Tijuana *	810.0	1,158.4	43.0%	2,946.1	4,221.7	43.3%
Los Cabos	928.7	1,131.0	21.8%	3,693.4	4,441.5	20.3%
Puerto Vallarta	794.3	966.6	21.7%	3,212.5	3,554.2	10.6%
Montego Bay	1,083.4	1,130.3	4.3%	4,698.5	4,356.1	(7.3%)
Guanajuato	170.8	206.9	21.1%	698.9	774.5	10.8%
Hermosillo	18.6	19.6	5.5%	70.2	78.1	11.2%
Kingston	405.5	432.3	N/A	405.5	1,560.7	N/A
Mexicali	1.8	1.7	(7.2%)	6.9	6.3	(8.3%)
Morelia	106.1	135.3	27.6%	418.9	499.6	19.2%
La Paz	3.4	6.6	97.0%	12.8	25.8	102.1%
Aguascalientes	58.9	64.3	9.3%	223.2	234.5	5.1%
Los Mochis	1.5	1.6	2.9%	6.9	7.4	6.3%
Manzanillo	18.6	15.6	(16.2%)	79.4	67.9	(14.5%)
Total	5,517.5	6,488.7	17.6%	20,823.9	24,279.6	16.6%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	4Q19	4Q22	Change	2019	2022	Change
Guadalajara	3,846.1	4,404.4	14.5%	14,846.3	15,606.6	5.1%
Tijuana *	2,338.7	3,288.2	40.6%	8,925.9	12,324.6	38.1%
Los Cabos	1,396.7	1,839.0	31.7%	5,609.1	7,019.3	25.1%
Puerto Vallarta	1,262.5	1,677.0	32.8%	5,051.9	6,208.7	22.9%
Montego Bay	1,085.7	1,130.3	4.1%	4,707.7	4,356.1	(7.5%)
Guanajuato	705.3	734.8	4.2%	2,755.8	2,603.2	(5.5%)
Hermosillo	506.7	543.3	7.2%	1,874.1	1,945.4	3.8%
Kingston	408.7	432.7	N/A	408.7	1,562.1	N/A
Mexicali	322.6	375.5	16.4%	1,198.8	1,298.8	8.3%
Morelia	242.1	334.2	38.0%	897.8	1,172.7	30.6%
La Paz	258.4	273.8	6.0%	1,008.1	1,079.7	7.1%
Aguascalientes	228.5	234.3	2.6%	858.4	929.3	8.3%
Los Mochis	103.1	110.7	7.4%	391.3	424.0	8.4%
Manzanillo	43.5	39.5	(9.1%)	174.7	165.8	(5.1%)
Total	12,748.5	15,417.9	20.9%	48,708.6	56,696.3	16.4%

*CBX users are classified as international passengers.

The Company took control of the operation of the Kingston airport on October 10, 2019, consequently no figures are available for comparison purposes from January to September, 2019.

CBX Users (in thousands):

Airport	4Q19	4Q22	Change	2019	2022	Change
Tijuana	797.0	1,148.0	44.1%	2,897.9	4,186.5	44.5%

Consolidated Results and Other Data compared with 2019 (in thousands of pesos):

	4Q19	4Q22	Change	2019	2022	Change
Revenues
Aeronautical services	2,771,105	4,710,033	70.0%	10,547,720	17,336,734	64.4%
Non-aeronautical services	962,547	1,381,408	43.5%	3,771,500	5,197,238	37.8%
Improvements to concession assets (IFRIC 12)	840,402	1,914,213	127.8%	1,906,801	4,846,404	154.2%
Total revenues	4,574,055	8,005,654	75.0%	16,226,020	27,380,376	68.7%

Operating costs
Costs of services:	773,571	1,146,085	48.2%	2,744,864	3,781,054	37.8%
Employee costs	248,330	376,708	51.7%	877,068	1,373,264	56.6%
Maintenance	176,241	296,564	68.3%	578,510	730,568	26.3%
Safety, security & insurance	118,108	168,203	42.4%	428,208	577,122	34.8%
Utilities	110,737	121,656	9.9%	380,370	474,032	24.6%
Other operating expenses	120,155	182,954	52.3%	480,708	626,068	30.2%

Technical assistance fees	116,536	202,678	73.9%	461,549	756,648	63.9%
Concession taxes	402,758	496,667	23.3%	1,318,220	1,895,182	43.8%
Depreciation and amortization	489,007	597,987	22.3%	1,776,137	2,313,321	30.2%
Cost of improvements to concession assets (IFRIC 12)	840,402	1,914,213	127.8%	1,906,801	4,846,404	154.2%
Other (income)	17,751	(6,344)	(135.7%)	1,212	(26,427)	(2279.8%)
Total operating costs	2,640,025	4,351,286	64.8%	8,208,783	13,566,182	65.3%
Income from operations	1,934,030	3,654,368	89.0%	8,017,238	13,814,194	72.3%

Financial Result	(183,833)	(750,104)	308.0%	(671,053)	(1,538,509)	129.3%
Income before taxes	1,750,197	2,904,264	65.9%	7,346,185	12,275,686	67.1%
Income taxes	(319,297)	(1,073,585)	236.2%	(1,891,443)	(3,090,212)	63.4%
Net income	1,430,900	1,830,679	27.9%	5,454,742	9,185,474	68.4%
Currency translation effect	(223,078)	(141,530)	(36.6%)	(269,440)	(488,316)	81.2%
Cash flow hedges, net of income tax	(172,094)	(37,573)	(78.2%)	(172,094)	100,966	(158.7%)
Remeasurements of employee benefit – net income tax	(964)	8,491	(980.8%)	(1,404)	8,802	(726.9%)
Comprehensive income	1,034,764	1,660,067	60.4%	5,011,804	8,806,926	75.7%
Non-controlling interest	3,458	(13,212)	482.0%	(74,777)	(142,710)	(90.8%)
Comprehensive income attributable to controlling interest	1,038,222	1,646,855	58.6%	4,937,027	8,664,216	75.5%

EBITDA	2,423,037	4,252,355	75.5%	9,793,375	16,127,515	64.7%
Comprehensive income	1,034,764	1,660,067	60.4%	5,011,804	8,806,926	75.7%
Comprehensive income per share (pesos)	1.8445	3.2855	78.1%	8.9337	17.4300	95.1%
Comprehensive income per ADS (US dollars)	0.9780	1.6852	72.3%	4.7368	8.9403	88.7%

Operating income margin	42.3%	45.6%	8.0%	49.4%	50.5%	2.1%
Operating income margin (excluding IFRIC 12)	51.8%	60.0%	15.8%	56.1%	61.3%	9.3%
EBITDA margin	53.0%	53.1%	0.3%	60.4%	58.9%	(2.4%)
EBITDA margin (excluding IFRIC 12)	65.0%	69.8%	7.4%	68.4%	71.6%	4.6%
Costs of services and improvements / total revenues	35.3%	38.2%	8.3%	28.7%	31.5%	9.9%
Cost of services / total revenues (excluding IFRIC 12)	20.7%	18.8%	(9.2%)	19.2%	16.8%	(12.5%)

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IRO and Corporate Finance Director	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: February 21, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer